EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
United Business Holdings, Inc. (Bank in Formation)
San Diego, California
We consent to the use in this Registration Statement on Form S-1 of United Business Holdings, Inc. of our report dated December 12, 2008, relating to our audit of the balance sheet, which includes an explanatory paragraph relating to the fact that the ability of the Company to begin operations as a bank is dependent upon compliance with certain conditions and procedures required pursuant to federal banking laws, including raising a minimum of $23,770,000 of capital, appearing in the Prospectus, which is part of this Registration Statement.
We also consent to the reference to our Firm under the caption “Experts” in such Registration Statement.

/s/ McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Pasadena, California
January 26, 2009

McGladrey & Pullen, LLP is a member firm of RSM International, an affiliation of separate and independent legal entities.